UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*


                         SPECTRUM PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84763A108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mitchell D. Kaye, Manager                            with a copy to:
Xmark Asset Management, LLC                          Steven E. Siesser, Esq.
301 Tresser Boulevard                                Lowenstein Sandler PC
Suite 1320                                           65 Livingston Avenue
Stamford, CT 06901                                   Roseland, New Jersey  07068
(203) 653-2500                                       (973) 597-2506
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         84763A108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
5.  Check  if  Disclosure of  Legal Proceedings  Is Required  Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   New York, United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,153,342*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                X
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   7.5%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA
--------------------------------------------------------------------------------
* The reporting person is Xmark Asset Management, LLC ("XAM"), a New York limited liability company. XAM's interest in the securities reported herein is limited to its pecuniary interest, if any, in Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd").

Xmark LP is the holder of: (i) 565,922 shares (the "Xmark LP Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Company"); (ii) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 168,000 shares of Common Stock at an exercise price of $6.50 per share, which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants; (iii) warrants (the "2004 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 53,666 shares of Common Stock at an exercise price of $10.00 per share, which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants; and (iv) 108 call options exercisable into 10,800 shares of Common Stock at an exercise price of $10.00 per share.

Xmark Ltd is the holder of: (i) 565,920 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"); (ii) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 252,000 shares of Common Stock at an exercise price of $6.50 per share, which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants; (iii) warrants (the "2004 Xmark Ltd Warrants," and together with the 2004 Xmark LP Warrants, the "2004 Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 51,335 shares of Common Stock at an exercise price of $10.00 per share, which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants; and
(iv) 107 call options exercisable into 10,700 shares of Common Stock at an exercise price of $10.00 per share.

The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived.

XAM serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of June 7, 2005 for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,153,342 shares of Common Stock, or 7.5% of the Common Stock deemed issued and outstanding as of that date. Two XAM affiliates acquired in the open market and currently own 50 January 2007 call options with respect to the Common Stock, the beneficial ownership of which is hereby disclaimed by the Reporting Person.

Item 4.   Purpose of Transaction.
          ----------------------

          As noted in Amendment No. 3 to this Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on May 20, 2005, XAM has recently raised a number of concerns to the board of directors of the Company (the "Board") with respect to the Company's corporate governance and other matters. In that amendment, XAM noted that, while it remains committed to the Company and believes in the potential value of its principal business model, XAM has concerns about the process for setting executive compensation, the Board's determination to reduce the size of the Board from seven to five directors, the Board's role in setting the strategic direction of the Company, as well as certain other matters.

          On June 7, 2005, XAM sent an open letter to other shareholders of the Company (the "Letter"). In the Letter, XAM reiterated some of its concerns with respect to the Company's corporate governance. Among other things, XAM expressed concern regarding the Company's compensation scheme, including the handsome rewards to the Company's Chief Executive Officer in spite of lackluster stock price performance.

          In the Letter, XAM also highlighted certain recent communications with the Board in which, among other things, (1) XAM questioned the propriety of Dr. Rajesh Shrotriya's compensation levels, (2) XAM demanded further detail on compensation levels than that provided in the Company's proxy statement, as filed with the Commission on April 29, 2005, (3) XAM requested a seat on the Company's Board in order to add an independent voice in the boardroom, and (4) XAM questioned the Company's recent strategic initiatives and asset purchases. In its Letter, XAM also announced to fellow shareholders its intention to vote against the slate of directors proposed in the Company's proxy.

          Given the plurality voting standard for electing directors of the Company, the Reporting Person's desire to withhold its proxy cannot result in a change in the Board. Nevertheless, the Reporting Person is amending its Schedule 13D on a voluntary basis because its efforts may further evolve in the future into a plan that results in a change in the Board.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Registration Statement on Form S-3, as filed with the Commission on May 25, 2005, there were 15,352,949 shares of Common Stock issued and outstanding as of May 19, 2005. As of June 7, 2005, Xmark LP and Xmark Ltd beneficially own 1,153,342 shares of Common Stock.

          As of June 7, 2005, Xmark LP is the holder of (i) 565,922 shares of Common Stock of the Company, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 168,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants, (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 53,666 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants, and (iv) 108 call options exercisable into 10,800 shares of Common Stock at an exercise price of $10.00 per share. Xmark Ltd is the holder of (i) 565,920 shares of Common Stock, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 252,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants, (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 51,335 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark Ltd Warrants", and together with the 2004 Xmark LP Warrants, the "2004 Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants, and (iv) 107 call options exercisable into 10,700 shares of Common Stock at an exercise price of $10.00 per share.

          The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived. Thus, as of June 7, 2005, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,153,342 shares of Common Stock, or 7.5% of the Common Stock deemed issued and outstanding as of that date. Two XAM affiliates acquired in the open market and currently own 50 January 2007 call options with respect to the Common Stock, the beneficial ownership of which is hereby disclaimed by the Reporting Person.

          The following table details the transactions effected since the filing of Amendment No. 3 to the Schedule 13D, in Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction):


                                   I. Xmark LP
                                   -----------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------
   05/31/05                            975                      $5.21


                                  II.  Xmark Ltd
                                  --------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------
   05/31/05                            975                      $5.21

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          1.  Open Letter to Shareholders dated June 7, 2005.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            June 7, 2005

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                    June 7, 2005

Dear Fellow Shareholders:

     We believe it is appropriate to expand upon some statements we have previously made about Spectrum Pharmaceuticals, Inc. and its management. On May 20, 2005, we filed an amendment to our Schedule 13D (an SEC Form required of holders of over 5% of an issuer's shares) and stated:

          XAM has recently raised a number of concerns to the board of directors of the Company with respect to corporate governance. While XAM remains committed to the Company and believes in the potential value of its principal business model, XAM expressed concerns about the process for setting executive compensation, the Board's determination to reduce the size of the Board from seven to five directors, the Board's role in setting the strategic direction of the Company, and certain other matters.

While our commitment to the Company remains strong, we want to provide more detail on the concerns disclosed in our Schedule 13D, and to do what we can as major shareholders to uncover and correct practices that we believe may not comport with best practices for corporate governance.

     In April of this year, we wrote to the directors of Spectrum expressing concern about compensation issues. In that letter we stated in part:

          In view of the call throughout corporate America for greater focus on reasonable compensation and "pay for performance", I would like to draw the committee's attention to some areas of concern. For the year-ended December 31, 2003, the compensation committee rewarded management handsomely. Dr. Shrotriya as chief executive officer received salary and bonus of $818,000, compared to $260,000 in 2002. In addition, Dr. Shrotriya received stock options in 2003 of 440,000 shares.

          In your compensation committee report, you explained the rationale for the substantial pay raises, bonuses and stock option grants by focusing on what you perceived as outstanding performance in 2003. In viewing compensation for 2004, I hope you will continue to focus on performance.

          One area of critical focus should be to note that since December 31, 2003, the per share stock price of the Company's common stock has dropped from $8.37 on December 31, 2003 to $6.66 on December 31, 2004 (a drop of 20%) and to $5.85 as of yesterday, April 25, 2005 (a drop of 30% since year-end 2003). This decline in shareholder value has taken place in spite of apparent operational progress at the Company. I am troubled that this "progress" has not been converted into increased shareholder value. To a large degree, I believe that management must be held accountable for such a disappointing calculus. Until the capital markets reward the Company for its performance, I believe that it would be inappropriate for management to be rewarded by the compensation committee or the Board. It would be patently inconsistent with the committee's stated goal of aligning management and stockholder interests for management to be rewarded while the Company's shareholders lose money. Of course, if and when the market rewards the Company for its progress in terms of an increased market valuation, also it would then be appropriate for management to benefit.

          Obviously, in light of your fiduciary duty to stockholders, it is for you -not us- to set executive compensation. However, based on the Company's 2004's performance, the significant decline in market value which the Company's stockholders suffered during this past year and the need to conserve cash in light of continuing losses, I would expect this to be a year during which significant bonuses will not be awarded. I would expect other stockholders to share this view if asked.

          Further, while I understand the value of officers having equity in the Company to align their interests with those of the shareholders, I call your attention to the fact that this alignment is imperfect, as stock options only give management the opportunity to share the upside, but not the downside, as we have seen this year. As a result of the very significant stock option grants last year, Dr. Shrotriya already is the beneficial owner of approximately 5% of the company's common stock. With that size stake, there is substantial upside protection, and I do not believe that further option grants of any significance are required to align his interests with that of the other stockholders, particularly in light of the dilution that the stockholders suffered as a result of last year's option grants. Again, I would not be surprised if this feeling were shared by other stockholders.

In response to this letter, representatives of our firm were assured that the compensation committee of the board understood our position and would act appropriately.

     We were then shocked to see Spectrum's proxy statement filed on April 29 and see its disclosures of compensation to Dr. Shrotriya. We again felt compelled to write to the board. We first asked our counsel to request the compensation committee report referenced in the proxy statement. In an email sent on May 4, our counsel noted:

          To follow up on our conversation last night - I had requested a copy of the consultant's report (as my client had previously requested of the company) and we have not received it - Accordingly, I asked one of my paralegals to obtain the compensation data from the proxy statements of the companies that your proxy statement referenced as the basis for your consultant's  report....  I attach a copy for your  reference.  Obviously this work is not  scientific....
          But in short, your proxy statement is disingenuous at best in suggesting that Dr. Shrotriya is paid on level with his peers when among the 16 companies, he is 1st in salary
          (tie), 2nd in 2004 cash bonus and 2nd in number of option shares granted in 2004 (but by far 1st in number of options granted as a percentage of the outstanding shares), and all of this without including the 500,000 options he was granted on January 3, 2005. With that January 3 grant, Dr. Shrotriya also now far exceeds his peers in percentage of options compared to outstanding shares (he was already tied for 1st at 12/31/04 before that grant).

A copy of the chart that we provided to the Company is attached to this letter. Although we are not compensation experts, we are active investors in companies like Spectrum. We gathered the data contained in the enclosed chart from publicly available sources we reasonably believe to be reliable. We have not independently verified any of the information contained in the chart. For those reasons, we urge caution against reliance on the chart and any conclusions drawn from the chart. As to our own use of the chart, we are not relying on any of those conclusions as the sole or even a paramount basis for our view on Dr. Shrotriya's compensation. The chart is merely one of many illustrative pieces of the mosaic that depicts our overall concerns.

Receiving no response, we wrote a letter to the Board on May 5, 2005, in which we demanded that litigation be commenced against those at the Company responsible for what we saw as a giveaway of excess compensation. To justify our request, we stated in part:

          I had received assurances in response to my April 26 letter that the Compensation Committee was acting independently and took my points very seriously.  .... Thus, I was shocked and disgusted to see in your proxy filed at the end of the day last Friday that Dr. Shrotriya's salary remained at $500,000, that he received a $250,000 cash bonus, and that he received not one but two stock option grants for an aggregate of 950,000 shares. Combined with prior grants, the compensation committee has given away options for about 10% of the outstanding stock of the Company to Dr. Shrotriya, while the shareholders continue to lose money. What is especially galling is that the option exercise prices ($6.66 and $6.05) are significantly less than the price recently paid by investors ($7.75 per share) who put money directly into the Company in the last financing. ....

          Your proxy claims that a compensation consultant was hired to provide the Compensation Committee with guidance with respect to executive compensation. ... As you know, my firm invests exclusively in companies in your space. Accordingly I am very surprised that a reputable consultant could recommend the levels of salary, bonus and options granted this year in light of the size of the Company as well as its substandard stock price performance. ....

          In light of the paucity of information in the Compensation Committee report, I have attempted to speak to the board. To date I have been rebuffed. I feel that I, and all of the shareholders of the Company, are entitled to more of an explanation than we received in the proxy statement.

          Based on the results reached by the compensation committee we do not believe that they have acted independently and in accordance with law when evaluating executive compensation this year, nor do we believe that they have fulfilled the role of acting as a fiduciary for the shareholders. We also do not believe that the negotiation for, nor the acceptance of, this bounty by the Chief Executive Officer is consistent with his fiduciary duties to the shareholders.


Having received no meaningful response to our correspondence, a representative of our firm spoke with the Chairman on May 16 and requested a board seat. We felt that by granting our request (as the Company's second largest shareholder) the Board would have the opportunity to show that it was not concerned about having a truly independent voice in the boardroom.

As we awaited a meaningful response to our concerns about executive compensation, we were also led to raise other concerns about the oversight of the Company with the Board. For instance the Company's generics strategy strikes us as unfocused and ill-advised. We believe it is harming the value of the Company's shares. In addition, we believe that the CEO has little or no experience in this very competitive segment of the industry, and we further believe that he should remain focused in areas in which his team is skilled, such as drug development. Along these lines, we question recent purchases of non-core assets at a time when the stock price is falling and there has been a lack of monetization of the Company's existing asset base.

Last night our counsel finally received a responsive letter from Spectrum's counsel. As to our request that we be granted a board seat as a showing of openness in corporate governance, we were told that no decision had been made, and our request was deferred until the Board's next meeting. As to our other concerns, we were informed that an Investigative Committee of the Board (whose members were not identified in the letter) had been formed to consider the matters we raised, and that the Committee had unanimously determined that our demands were rejected. We of course will now consult with counsel about pursuing those claims in another manner.

As a result of this lack of action in response to our communications, we intend to vote against the Board's slate of directors at next week's board meeting. We know that this cannot influence the result of the vote as we are not nominating an opposing slate and the Board is running unopposed. (We note that we had not even received a proxy from the Company and had to call the Company to get a proxy faxed to us.)

However, we hope to send a message to the Board that we are concerned about its performance and that it is being watched. We believe that other shareholders are similarly dissatisfied. For our part, we will continue to investigate matters which we believe indicate poor governance and control procedures and continue to make our opinions known when we do not believe that the current board is pursuing policies that enhance shareholder value. We hope that this will encourage the Board to fulfill its role as a watchdog for the shareholders of the Company and to act as a check on management's future activities. We also encourage our fellow shareholders to share with Spectrum's Board directly or with us their opinions on the propriety of recent actions the Board has taken and any future actions they may question. We believe that an active shareholder base is one of the more effective ways to insure that boards act to fulfill their fiduciary duties.



                                                 /s/ Mitchell D. Kaye
                                                 -------------------------------
                                                 By: Mitchell D. Kaye
                                                 Title: Chief Investment Officer


                                                             Compensation
                                                                  For
                                                                 2004

------------------------------------------------------------------------------------------------------------------------------------
      Company              Name          Position       Salary      Bonus      Options     Total       Shares          Percentage of
                                                                                           Options     Outstanding       Options
                                                                                                                        (rounded)
------------------------------------------------------------------------------------------------------------------------------------

Spectrum              Rajesh         Chairman, Chief    $500,000   $250,000    450,000    1,071,600   15,352,949            7%
Pharmaceuticals,      Shrotriya      Executive                                                        shares of
Inc.                                 Officer,                                                         common stock
                                     President                                                        outstanding as
                                                                                                      of 04/18/05
------------------------------------------------------------------------------------------------------------------------------------
Allos Therapeutics    Michael E.     President and      $351,346   $ 80,000     80,000      895,250   31,175,783 shares     3%
Inc.                  Hart           Chief Executive                                                  of common stock
                                     Officer                                                          outstanding as of
                                                                                                      3/30/05
------------------------------------------------------------------------------------------------------------------------------------
AVI Biopharma, Inc.   Denis R.       Chief Executive    $330,000   $120,000          0      845,824   44,144,462 shares     2%
                      Burger, Ph.D.  Officer                                                          of common stock
                                                                                                      outstanding as of
                                                                                                      3/18/05
------------------------------------------------------------------------------------------------------------------------------------
Avigen Inc.           Kenneth G.                        $343,775   $ 25,000    125,000      492,500   20,381,250 shares     2%
                      Chahine,                                                                        of common stock
                      Ph.D., J.D.                                                                     outstanding as of
                                                                                                      04/06/05
------------------------------------------------------------------------------------------------------------------------------------
Cortex                Roger G.       President, Chief   $138,000   $ 63,000    300,000    1,267,195   32,753,122 shares     4%
Pharmaceuticals       Stoll, Ph.D.   Executive                                                        of common stock
Inc.                                 Officer                                                          outstanding as of
                                                                                                      03/15/05
------------------------------------------------------------------------------------------------------------------------------------
Genta Inc.            Raymond P.     Chairman and       $420,000   $160,000     75,000    6,738,262   95,358,215 shares     7%
                      Warrell, Jr.,  Chief Executive                                                  of common stock
                      M.D.           Officer                                                          outstanding as of
                                                                                                      03/31/05
------------------------------------------------------------------------------------------------------------------------------------
Immunomedics Inc.     Cynthia L.     President and      $500,000   $125,000    150,000    1,020,000   54,073,059 shares     2%
                      Sullivan       Chief Executive                                                  of common stock
                                     Officer                                                          outstanding as of
                                                                                                      10/13/04
------------------------------------------------------------------------------------------------------------------------------------




Kosan Biosciences     Daniel V.      Chairman, Chief    $400,000   $105,000    105,000      570,000   29,189,310 shares     2%
Inc.                  Santi, M.D.,   Executive                                                        of common stock
                      Ph.D.          Officer and                                                      outstanding as of
                                     Director                                                         04/01/05
------------------------------------------------------------------------------------------------------------------------------------
La Jolla              Steven B.      Chief Executive    $418,855   $144,474    300,000      250,000   73,758,850 shares     0.3%
Pharmaceutical Co.    Engle          Officer and                                                      of common stock
                                     Chairman                                                         outstanding as of
                                                                                                      03/24/05
------------------------------------------------------------------------------------------------------------------------------------
Maxim                 Larry G.       President and      $450,000   $300,000    225,000    1,413,667   28,561,091 shares     5%
Pharmaceuticals       Stambaugh      Chief Executive                                                  of common stock
Inc.                                 Officer                                                          outstanding as of
                                                                                                      12/31/04
------------------------------------------------------------------------------------------------------------------------------------
Neurobiological       Paul E.        President and       212,500    225,000                 760,000   26,444,487 shares     3%
Technologies Inc*     Frieman        Chief Executive                                                  of common stock
                                     Officer                                                          and 534,000 of
                                                                                                      preferred stock as
                                                                                                      of 9/24/04
------------------------------------------------------------------------------------------------------------------------------------
Sangamo BioSciences   Edward O.      President and       394,000    170,000    200,000      600,000   23,377,071 shares     3%
Inc.                  Lanphioer II   Chief Executive                                                  of common stock
                                     Officer                                                          as of 4/11/05
------------------------------------------------------------------------------------------------------------------------------------
Seattle Genetics      Clay B.        President and       358,333    180,000     50,000      930,000   42,175,928 shares     2%
Inc.                  Siegall,       Chief Executive                                                  of common stock and
                      Ph.D.          Officer                                                          15,000,000 shares
                                                                                                      of preferred stock
                                                                                                      as of 3/22/05
------------------------------------------------------------------------------------------------------------------------------------
SuperGen Inc.         Dr. James      President and       383,333    100,000  1,250,000    1,468,000   51,145,423 shares     3%
                      Manuso, Ph.D.  Chief Executive                                                  of common stock
                                     Officer                                                          as of 3/24/05
------------------------------------------------------------------------------------------------------------------------------------
Targeted Genetics     H. Stewart     President and       398,000     81,969    200,000      992,344   85,628,244 shares     1%
Corp.                 Parker         Chief Executive                                                  of common stock
                                     Officer                                                          as of 3/25/05
------------------------------------------------------------------------------------------------------------------------------------
Vical Inc.            Vijay B.       President and       380,000    200,000    417,000*     675,000   23,515,744 shares     3%
                      Samant         Chief Executive                           *includes              of common stock
                                     Officer                                   317,500 of             and 15,000,000
                                                                               restricted             shares of
                                                                               stock                  preferred stock
                                                                               awards                 as of 3/24/05
------------------------------------------------------------------------------------------------------------------------------------

----------------
* October, 2004 Proxy

Note: Chart does not include additional 500,000 option grant to Dr. Shrotriya on January 3, 2005, which would bring his percentage of options to 10%.


Caution: Information in chart was taken from public filings of listed companies, and was not independently verified. Listed companies are those identified by Spectrum in its proxy statement performance graph as its peer group companies. No representation is made as to the appropriateness of these companies and their CEOs for a comparison of executive compensation.